FULL YEAR RESULTS PRESENTATION

For the year ended March 31, 2019

July 12, 2019

Certified B Corporation

DISCLAIMER

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 6.

RECORD REVENUES, TURNAROUND COMMENCED IN YEAR ENDED 31 MARCH 2019

- Group revenue increased 16% year-on-year to $39.0 million, driven by record results and contribution from the Critical Power Services business (Aevitas) in Australia
- Gross profit has increased 23% year-on-year to $6.3 million due to operational efficiencies and pricing initiatives
- Corporate and solar overheads have reduced by 54%, or $5.8 million, resulting in an 63% improvement in adjusted EBITDA result of ($1.2 million) versus ($3.2 million) for the previous year
- Unrestricted cash resources balance has increased 137% to $4.5 million from $1.9 million in the prior year
- Group balance sheet has improved with net debt reduced from $20.4 million to $14.7 million
- Critical Power Services business contracted forward order book increased significantly to $34.3 million, with an additional $19.9 million secured after March 31, 2019; resulting in a new record total forward order book of $54.2 million for year ahead
- Australian solar development team on target to deliver first shovel-ready 15 MW solar project in calendar 2019
- U.S. solar portfolio value maximisation process has progressed further with new international parties now engaged and strategic effort underway to secure additional corporate power purchase agreements ("PPAs") to enhance value

PROFIT & LOSS SUMMARY FOR THE YEAR ENDED MARCH 31, 2019

Profit & Loss (US$m)	2019	2018	Comments
Revenue			
Critical Power Services	37.8	31.8	Growth due to tailwinds in solar, data center and other infrastructure sectors
Solar Development	1.2	1.8	Primarily revenue from previous NC Project ownership and sale of SRECS
Group Revenue	**39.0**	**33.6**	Increase of 16.1% year on year
Gross Profit			
Critical Power Services	5.5	4.3	Improved gross profit margin to 14.6% in 2019 from 13.5% in 2018
Solar Development	0.8	0.8	Marginal profitability due to limited new solar development activity
Group Gross Profit	**6.3**	**5.1**	Increase of 23.5% year on year
Group Adjusted EBITDA *	**(1.2)**	**(3.2)**	Reflects significantly reduced general and administrative costs
Restructuring charges	(2.0)	(1.9)	Represents one-off business restructuring costs
Impairment of assets		(10.2)	Relates to sale of minority stakes in North Carolina projects
Impairment of goodwill	-	(11.1)	Impairment of VivoPower Pty Ltd (Australia) acquisition goodwill
Group Loss After Tax	**(11.2)**	**(27.9)**	Reflects improved EBITDA and elimination of impairments
Group EPS	**($0.83)**	**($2.06)**	Improvement of 60% year on year

* Adjusted EBITDA = Earnings before interest, taxes, depreciation and amortization, impairment of assets, impairment of goodwill, and restructuring costs. See reconciliation of non – IFRS measures at Page 6.

vivopower

BALANCE SHEET SUMMARY AS AT MARCH 31, 2019

Balance Sheet (US$m)	2019	2018	Comments
Project investments	-	14.1	ISS Joint Venture reclassified to assets held for sale
Other non current assets	35.6	40.9	Principally goodwill and intangibles arising on the 2016 business combination
Unrestricted cash	4.5	1.9	Sale of NC Projects offset by payment of creditors and debt and working capital investment
Other current assets	11.8	7.9	Increase in contract assets related to Power Services contracts in progress
Assets held for sale	13.5	11.5	Book value of ISS Joint Venture (2019); net realizable value of NC Projects (2018)
Total Assets	**65.4**	**76.3**	
Current liabilities	(20.8)	(20.6)	Reduced current portion of AWN loan offset by contract liabilities in Power Services businesses
Long term liabilities	(20.6)	(18.7)	Increase in provision arising from obligation to purchase SRECs from NC projects
Total Liabilities	**(41.4)**	**(39.3)**	
Net Assets *	**24.0**	**37.0**	Reflects impact of current period result and foreign currency translation of non-USD operations
Net Debt	**14.7**	**20.4**	

* Includes $26.1m of Aevitas hybrid instruments

RECONCILIATION OF ADJUSTED EBITDA TO IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures (US$m)	2019	2018
Net loss for the period	**(11.2)**	**(27.9)**
Income tax	0.5	(6.3)
Interest income and expense	3.3	3.4
Impairment of goodwill	-	11.1
Impairment of assets	-	10.2
Restructuring costs	2.0	1.9
One-off non-recurring costs *	2.8	3.1
Depreciation and amortisation	1.4	1.3
Adjusted EBITDA	**(1.2)**	**(3.2)**

* One-off non-recurring costs include non-recurring remuneration and onerous contract provisions

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VIVOPOWER STRATEGIC FOCUS: THREE GROWTH PILLARS

Growth Pillar 1: Maximize Critical Power Services growth in Australia leveraging record forward order book

J.A. Martin	• Critical electrical installation and service, switchboard manufacturing and engineering, as well as certified solar engineering, procurement and construction (EPC) provider • Serving over 300 customers across multiple industries
Kenshaw	• Critical power solutions through generator installation & maintenance, industrial motors & non destructive testing • Serving over 500 customers across a diverse range of industries, with key expertise on data centres and hospitals

Growth Pillar 2: Accelerate profitable growth in Australian Solar development

Australian Solar	• Development of new solar projects throughout Australia through ITP partnership • First 15 MW-AC project to be shovel-ready in calendar 2019 • Additional 57 MW-AC development pipeline has been originated

Growth Pillar 3: Maximize value of USA Solar Portfolio and reinvest in high growth pivot strategy

USA Solar	• Maintain and enhance project value through securing corporate power purchase agreements (PPAs) • Monetize and reinvest in a high growth pivot strategy aligned with shareholders interests

CRITICAL POWER SERVICES: MULTI FACTOR TAILWINDS DRIVE SHARP GROWTH

Strategic pivot to high growth sectors to capitalize on experience and excellent market reputation is bearing fruit

In Summary	• Provided through J.A. Martin and Kenshaw Electrical businesses • Strategic and operational transformation resulting in strong momentum
Growing customer base with over 800 active in FY19	• Highly diversified industry exposure • Exponential growth in data center sector • Solar EPC business growing rapidly, with first major project nearing completion and second project recently awarded
Outperformance in FY19 with strong outlook for FY20 and beyond	• 19% revenue growth in FY19 with improved margins through operational efficiencies • Forecast for solar development activity indicates continued long-term growth • Data center growth fuelled by unprecedented demand for data storage • Other infrastructure sectors (including healthcare and aged care) also expected to demonstrate medium to long term growth

Strong order book of $34.3m at March 31 + $19.9m new orders = $54.2m record



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March 2019 Order Book by Industry	$34.3M
Data Center	$26.7
Solar	$ 2.6
Utilities	$ 2.2
Mining	$ 1.4
Transport	$ 0.7
Construction	$ 0.4
Other Industries	$ 0.3

AUSTRALIAN SOLAR DEVELOPMENT: SIGNIFICANT PROGRESS AND MOMENTUM

Australian joint venture development partnership to develop 70+ MW of utility-scale solar is gaining momentum

In summary	• Momentum building as first solar development project of 15MW nears completion (with positive feedback loop to J.A. Martin)
Foundation established in FY19, for profitable solar development activity	• Completed joint venture with ITP Renewables, an experienced Australian solar partner • First joint venture development of 15 MW project to be shovel-ready in calendar 2019 • Investor discussions for shovel ready project sale well advanced; expected return of up to 5.0x invested capital within 12 months • Development has already commenced on a second 5 MW project • Additional 52 MW in project pipeline under consideration with partner
Commercial and industrial (C&I) solar systems being operated & monetized profitably	• Active focus on profitably managing and monetizing existing Sun Connect portfolio (1.6 GW) of 67 projects • 8 projects have been profitably sold to date • Annual operating revenue of $0.1 million expected to grow to $0.3 million by 2022 as projects complete initial lease terms
Strategic outlook is strong given solar tailwinds in Australia and focus on small and medium scale solar development	• Record level of solar power was installed in 2018 in Australia and outlook remains for double digit growth for foreseeable future; VivoPower is focused on the less competitive small and medium scale solar (sub 50 MW) segment of the market • The team has a very disciplined focus on identifying and securing strategically located sites in areas with excellent irradiation, minimal existing solar competition and limited development hurdles; these sites are ideal for PPAs with corporate or municipal offtakers increasingly facing high energy costs and renewable procurement mandates

USA SOLAR PORTFOLIO: UPDATED STRATEGY TO MAXIMISE VALUE

Strategy to maximize value of each individual project through securing corporate PPAs, development and/or sale

In summary	• Portfolio value can be maximised through stratification and individual project value enhancement rather than a whole of portfolio exit
FY19 culminated in a forensic review of each project in the portfolio	• Initial strategy from FY2018 was to secure financing partners for portfolio development, but this resulted in buyer interest to acquire the whole portfolio • Our advisors were then asked to pivot to a trade sale process, which resulted in bids being received for the whole portfolio • However, the board uncovered that there had not been any engagement or alignment with the joint venture partner on value expectations • In November 2018, we changed advisor, taking the sale process inhouse and altering strategy to engage with bidders for parts of the portfolio rather than just the whole portfolio; VivoPower now has a specialist sales leader driving the portfolio value maximisation process
Strategy now focused on bottom up project by project value enhancement rather than previous top down approach	• Following the completion of a forensic bottom up review of each project, VivoPower considers that the optimal strategy to maximize portfolio value and proceeds is to enhance value on a project by project basis • This involves maintaining and /or extending project tenures, renegotiating better land lease deals and originating and securing PPAs • Following an internal review and several discussions with the JV partner, VivoPower has now taken direct control over key development value enhancement activities, specifically in relation to PPA origination and procurement, in addition to the sale process
Strategic outlook for utility solar is mixed but for corporate solar it is strong	• Utility solar outlook is mixed due to increasing reluctance of utilities to engage with solar developers to build new solar farms • However there is strong appetite from corporates to buy renewable energy for cost containment and ESG driven reasons; this market has hitherto to not been properly tapped by VivoPower but remains a focus • There continues to be increasing pools of capital seeking to acquire solar assets, but they are prepared to pay significantly higher values for projects with PPAs

FY2020 KEY OBJECTIVES

MAXIMIZE CRITICAL POWER SERVICES BUSINESS GROWTH

Convert record forward order book profitably

Drive higher margins through automation (including AI)

Continue to accelerate winning new customers and further build record forward order book

DRIVE PROFITABLE GROWTH IN AUSTRALIAN SOLAR

Monetize first two new Australian solar projects profitably

Build Australian solar development pipeline to minimum 100 MW

Maximize value of Sun Connect portfolio

MAXIMISE VALUE OF USA SOLAR PORTFOLIO

Originate and secure value enhancing corporate PPAs for selected projects

Maximize value of each individual US solar project through development or sale

CEMENT CULTURAL ALIGNMENT WITH B-CORP STATUS

Drive continuous improvement in governance and reporting

Reinforce culture of execution focused business building

Continue to increase B Corp impact score

FURTHER DRIVE LEAN MANAGEMENT EXECUTION

Achieve further overhead savings through AI and automation

Fix outstanding legacy obstacles and matters

Achieve return to profitability

COMPLETE STRATEGIC REVIEW AND PIVOT

Identify and research high growth sectors that are B Corp compliant

Complete review on potential strategic pivot

Redeploy cash proceeds into new high growth sector

Kevin Chin, Chairman and Art Russell, Interim Chief Executive Officer, will hold an earnings conference call on Monday July 15 2019 at 17:00 EDT.

The dial-in phone numbers for the live audio call are:

United Kingdom:	+44 (0) 2071 928000
United States:	+1 631-510-7495
Australia:	+61 (0) 2 8607 8541
Conference Code:	8279337

A live webcast of the conference call will be available at:
https://edge.media-server.com/mmc/p/h2wevp7f
and on the investor relations section of the VivoPower website at www.vivopower.com.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the links noted above for a period of one year.

Certified B Corporation